Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-151827
Dated March 25, 2011
LendingClub Corporation
Free Writing Prospectus Published or Distributed by Media
The article attached as Exhibit A appeared in Pool and Spa News on March 23, 2011.
The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.
Statements in the articles attached that are not attributed directly to Mr. Sanborn or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.
You should consider statements in this article only after carefully evaluating all of the information in the Company’s prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.
Corrections and Clarifications:
The APRs available through the Company are 6.78%-25.41%.
The maximum loan size available through the Company is $35,000 and the maximum is not restricted to home improvement loans.
Investors do not directly purchase a portion of the borrower’s loan and they must rely upon the Company to service and collect upon any borrower loan. Investors receive a member payment dependant note issued by the Company that entitles the investor to payments, if any, received by the Company from the borrower, net of the Company’s servicing fee, which is currently 1%.
Forward-Looking Statements
Some of the statements in this article are “forward-looking statements.” The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company’s lending platform; the Company’s financial performance; the availability and functionality of the trading platform; the Company’s ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

EXHIBIT A
Pool Financing Evolves Through Recession
By Dan Schechner 3.23.2011
In response to ongoing struggles over consumer financing, the swimming pool industry is seeing a number of new initiatives take hold.
Traditional and nontraditional lenders alike have either expanded the scope of existing loans or introduced new programs as customary avenues such as home equity remain largely dead ends.
Indeed, the housing crash of the past few years sapped the industry of its primary source of borrowing capital. As a result, long gone are the days when financing was an afterthought among homeowners.
“It’s still a huge problem,” said Travis Leonard, partner at A&G Concrete Pools in Fort Pierce, Fla., a Pool & Spa News Top Builder.
“None of the local banks here have programs for pools because they can’t repossess a pool,” he added. “A lot of people are pulling money from their [savings], borrowing against their retirement. And maybe 85 percent of our customers are now cash buyers.”
So while today’s financing options may not be ideal in the minds of most pool professionals, many concede it’s at least a step in the right direction because there simply aren’t many alternatives.
In a bid to fill the void, PoolCorp announced this week a partnership with Lending Club, wherein the distribution giant will invest $2 million in consumer loans in 2011.
Lending Club offers flexible terms and interest rates ranging from 6.78 percent to 25.41 percent, depending on the borrower. Once a loan is approved, individual investors can buy a portion of the loan. Those investors earn money on the interest when the loan is repaid, and then have the opportunity to reinvest.
Though the peer-to-peer financing program is somewhat unconventional, PoolCorp officials believe the arrangement will help boost business for the firm’s contractor and retail partners.
“We’re happy to have this opportunity to assist our customers,” said Mark Joslin, vice president/chief financial officer at Covington, La.-based PoolCorp. “This is a different model, but it’s very interesting and attractive. Obviously, being non-equity based it’s not for everybody, but we know our dealers will be interested in having as many financing options at their disposal as possible.”

In February, Lending Club raised the cap on its home-improvement loans, including swimming pools, from $25,000 to $35,000. That month it also teamed with Viking Pools to offer financing to customers of the Jane Lew, W.Va.-based fiberglass pool manufacturer.
The result has been a fivefold increase in pool loans, said Scott Sanborn, chief marketing officer at Lending Club, based in Redwood City, Calif.
“A number of our borrowers have enough to get them started; they just need that little bit extra to get it done now,” Sanborn said. “The home-equity process may not be worth it for the amounts they’re talking about. We’re an alternative to what can be a very onerous, time-consuming process with the banks.”
Lyon Financial, which has facilitated pool financing for more than 30 years, now has a trio of programs, secured and unsecured. The firm has brought on some 150 new contractor clients in the past two months, and approved $1 million in loans since March 1, according to Dick Lyon, company president.
Based in Mooresville, N.C., Lyon’s strongest markets these days are found in the South and Southwest, he said, including Texas, Florida, Georgia and the Carolinas. Conversely, the toughest areas are California, Arizona and Nevada, all regions that were especially hard-hit by the recession.
At California Pools, a Pool & Spa News Top Builder based in West Covina, Calif., financing has been handled for years by Bruce Conn, president of California Equity and Loan in Trabuco Canyon, Calif. These days, Conn is advising some consumers to consider patching together resources, perhaps borrowing against 401(k) plans, in addition to paying cash.
“You want to sell the dream, the backyard paradise,” Conn said. “But at this moment we just need to get them swimming. So if a guy can only get his hands on $35,000, that may have to do in the short-term.”
Several years ago, Chandler, Ariz.-based Paramount Pool and Spa Systems launched its own financing division, Paramount Capital, to help pair borrowers with lenders. Unsecured loans in particular have come a long way of late, said Finance Manager Scott Pleasant, who added that applications — and approvals — in the first three months of 2011 have doubled from the same period last year.
“That’s where we’re seeing a lot of success,” Pleasant said of the program, which is available to all authorized Paramount dealers. “There’s also a lot more consumer confidence these days, and most of our applicants have assets. Basically, if people are buying pools in this economy, it generally means they’ve managed their debt well and have a good handle on their finances.”